UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45223

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2015
WASH, D.C.
201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Services Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S.Figueroa St., Suite 800
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Creger (213) 612-2196
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co., LLP
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd., Suite 260 (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possession

15048080

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Creger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Services Advisors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
)
County of Los Angeles)

Subscribed and sworn to (or affirmed) before me this 26th day of February, 2015, by Mark Creger proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Laura A. Gao

Signature of Notary Public

LAURA A. GAO
Commission # 1933214
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2015

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: **Annual Audited Report Form X-17A-5 Part III**

Document Date: **February 26, 2015** Number of Pages: **One (1)**

Signer(s) Other than names above: **None**

FUND SERVICES ADVISORS, INC.

Financial Statements
with
Independent Auditors' Report
December 31, 2014

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

We have audited the accompanying financial statements of Fund Services Advisors, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fund Services Advisors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fund Services Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

INDEPENDENT AUDITORS' REPORT (Continued)

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Fund Services Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Fund Services Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 25, 2015

FUND SERVICES ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	101,529
Advisory fees receivable		1,021
Prepaid expenses		6,954
	$	109,504

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Due to affiliate		42,215
Total current liabilities		42,215
Shareholder's equity		
Common stock, no par value		
Authorized - 2,000,000 shares		
Issued and outstanding - 10,000 shares		10,000
Paid-in capital		287,058
Deficit		(229,769)
		67,289
	$	109,504

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	
Investment advisory fees	$ 6,746
	6,746
Operating expenses:	
Commissions expense	339
Regulatory expense	5,221
Insurance	842
Office Expense	189
Management fees	12,175
Professional fees	33,474
	52,240
Loss before provision for income taxes	(45,494)
Provision for income taxes	800
Net loss	$(46,294)

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-in Capital	Deficit	Total
Balance, January 1, 2014	$ 10,000	$ 226,091	$(183,475)	$ 52,616
Contribution to Capital		60,967		60,967
Net loss	-	-	(46,294)	(46,294)
Balance, December 31, 2014	$ 10,000	$ 287,058	$(229,769)	$ 67,289

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Operating activities:	
Net loss	$(46,294)
(Increase) decrease in assets:	
Advisory fees receivable	$ 1,850
Prepaid expenses	(1,453)
Increase (decrease) in liabilities	
Due to affiliate	(6,474)
Net cash used by operating activities	(52,371)
Financing activities:	
Contributions to capital	$ 60,967
Increase in cash	8,596
Cash, beginning of year	92,933
Cash, end of year	$ 101,529
Cash paid during the year:	
Interest paid	$ -
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Organization and nature of business

The Company is a fully disclosed non-clearing limited-business broker dealer engaged primarily in providing mutual funds to municipal corporations and related tax-exempt agencies. The majority of customers are municipalities located in the state of California. Currently, the Company's single source of revenue is the collection of 12(b)(1) fees. The Company is a 100%-owned subsidiary of BLX Acquisition Corporation. The Company is registered with the Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant accounting policies

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash held at the Company's bank.

Revenue - The Company is paid a monthly servicing fee based upon average client balances held in money market mutual funds. At times when the gross yield on underlying mutual fund investments is below the standard servicing fee, the servicing fee may be partially or entirely waived at the fund manager's discretion and in accordance with SEC regulations.

Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the fair value of financial instruments.

Fair value of financial instruments - The carrying value of financial instruments on the statement of financial condition is a reasonable estimation of the fair value for the following instruments: cash, advisory fees receivable and current liabilities.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

3. Related party transactions

The Company incurred management fees in the amounts of $12,175 during the current year that were payable to an affiliate of the Company's 100% shareholder. In addition, an affiliate of the Company's 100% shareholder advanced funds to pay the Company's operating expenses during the year.

The Company owed $42,215 to an affiliate of the Company's 100% shareholder as of December 31, 2014.

4. Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification 740, Income Taxes. The tax provision of $800 is the current state income tax expense included in the statement of operations. The Company has not booked a tax benefit from the operating loss incurred in the current year. The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return.

The Company has reviewed the technical merits of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

5. Contributions to capital

The parent company of the 100% shareholder contributed $60,967 to the capital of the Company in the current year through the cancellation of invoices for operating expenses it paid on behalf of the Company.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had a net capital of $59,314, which was $54,314 greater than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately .71 to 1.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

7. Concentrations of credit risk

The Company is engaged primarily in selling money market mutual funds to municipal corporations. Accordingly, counterparties primarily include municipal corporations and financial institutions such as mutual fund companies. In the event such counterparties experience financial hardship or fail to fulfill their obligations, the Company may be exposed to risk. The primary risk to the Company is the potential for reduced revenue. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Subsequent events

The Company has evaluated subsequent events for adjustments to or disclosures in its statement of financial condition, through the date of this report, February 25, 2015. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

FUND SERVICES ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net capital		
Total shareholder's equity	$	67,289
Deductions and/or charges		
Non-allowable assets		
Investment Company Fees Receivable		1,021
Prepaid Expenses		6,954
Net capital	$	59,314
Aggregate indebtedness		
Total aggregate indebtedness	$	42,215
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	54,314
Ratio: Aggregate indebtedness to net capital		.71 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)		
Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	59,314
Net effect of audit adjustments		0
Net capital per above	$	59,314

FUND SERVICES ADVISORS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2014

A computation of reserve requirements is not applicable to Fund Services Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

FUND SERVICES ADVISORS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Information relating to possession or control requirements is not applicable to Fund Services Advisors, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(2)(i).

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Fund Services, Advisors, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Fund Services Advisors. Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fund Services Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Fund Services Advisors, Inc. stated that Fund Services Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fund Services Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fund Services Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lederman, Zeidler, Gray & Co., CPAs, LLP
Beverly Hills, California
February 25, 2015

FSA

FUND SERVICES ADVISORS, INC.

February 25, 2015

On behalf of Fund Services Advisors, Inc., I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- Fund Services Advisors, Inc. claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Fund Services Advisors, Inc. did not hold any customer funds or securities at any time during the year.
- Fund Services Advisors, Inc. met the identified exemption provisions throughout the reporting period of June 1st thru December 31, 2014 without exception.

Nancy D. Kummer
FinOp
Fund Services Advisors, Inc.

777 South Figueroa Street, Suite 3200 • Los Angeles, CA 90017 • Ph: (213) 612-2196 • Fx: (213) 612-2499

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

To the Board of Directors
Fund Services Advisors, Inc.
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Fund Services Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fund Services Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fund Services Advisors, Inc.'s management is responsible for Fund Services Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register and bank statement), noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers provided by Fund Services Advisors, Inc. supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., CPAs, LLP
February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-45223 FINRA DEC
FUND SERVICES ADVISORS, INC. (FSA)
777 S. FIGUEROA STREET, 8TH FLOOR
LOS ANGELES, CA 90017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nancy Kummer (213) 612-2215

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fund Services Advisors, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions: